

August 11, 2010

James P. Dore
Chief Financial Officer
Bitstream Inc.
500 Nickerson Road
Marlborough, MA 01752

> **Re:** **Bitstream Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-21541**

Dear Mr. Dore:

We have reviewed your letter dated July 23, 2010 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 25, 2010.

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by Reference from the Definitive Proxy Statement filed April 28, 2010)

1.      We refer to prior comment 2. It does not appear that you have addressed in your response the disclosure requirements of Item 407(c)(2)(vi) of Regulation S-K with respect to whether and how the nominating committee considered diversity. Further, it does not appear you have addressed Item 407(h) regarding the extent of the board's role in the risk oversight of the company, such as how the board administers its oversight function and the effect that this has on the board's leadership structure. Please address these matters in your next response letter. In addition, because you did not include any of the disclosures required by our recent amendments to the proxy rules, you must amend your Form 10-K to provide all required information.

You may contact Michael Johnson, Staff Attorney, at (202) 551-3477 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 if you have questions regarding the above comment.  If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,


Patrick Gilmore
Accounting Branch Chief